Exhibit 99.2

ADLAI NORTYE LTD.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Global Market Ticker: ANL)

Form Of Proxy for Extraordinary General Meeting of Shareholders

to be held on December 1, 2025
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Adlai Nortye Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), to be exercised at the extraordinary general meeting of shareholders of the Company (the “Extraordinary General Shareholder Meeting”) to be held at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China on December 1, 2025 at 10 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Shareholder Meeting.

Only the holders of record of the Shares at the close of business on October 30, 2025 (Beijing time)  (the “Record Date”) are entitled to receive notice of and to vote at the Extraordinary General Meeting in respect to the matter requiring shareholders’ vote at the Extraordinary General Shareholder Meeting. The necessary quorum of the Extraordinary General Meeting shall be not less than one-third in nominal value of the total issued voting shares in the Company.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Extraordinary General Meeting as indicated. You may vote by i) mailing a proxy card to at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, ii) emailing a scanned copy of the proxy card to legal@adlainortye.com or iii) attending the Extraordinary General Shareholder Meeting and voting in person. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the Extraordinary General Meeting, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Extraordinary General Shareholder Meeting. However, if any other matter properly comes before the Extraordinary General Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, or (ii) by voting in person at the Extraordinary General Meeting. You may contact the Company by emailing ir@adlainortye.com should you have any questions about the Extraordinary General Shareholder Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to i) the Company’s office at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, or ii) the Company’s email address at legal@adlainortye.com, as soon as possible and in any event no later than 6:00 p.m. Beijing Time on November 26, 2025.

ADLAI NORTYE LTD.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Global Market Ticker: ANL)

Form of Proxy for Extraordinary General Meeting

to be held on December 1, 2025
(or any adjourned or postponed meeting thereof)

I/We__________________________of ____________________________, being the registered holder of ________________________ordinary shares, par value US$0.0001 per share, of Adlai Nortye Ltd. (the “Company”), hereby appoint the Chief Executive Officer of the Company1 or ___________________________ of ______________________________as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China at 10 a.m. (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	By special resolution to (a) approve the change of domicile of the Company pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into Singapore as a public company limited by shares (the “Redomiciliation”), (b) adopt, upon the Redomiciliation taking effect, the Constitution governed by the laws of Singapore, attached to this Proxy Statement as Annex A (the “New Charter”), in place of the Company’s currently effective Seventh Amended and Restated Memorandum and Articles of Association (the “Current Charter”) and which will abolish and replace the Current Constitution upon the Redomiciliation; (c) approve, upon the Redomiciliation taking effect, the change of name of the Company to Adlai Nortye Group Ltd., and the change of address of registered office to 77 Robinson Road, #20-01, Robinson 77, Singapore 068896; and (d) Rajah & Tann Singapore LLP be instructed to undertake all necessary steps in order to continue the legal existence of the Company in Singapore under the laws of Singapore; and Maples Corporate Services Limited be instructed to file notice of the foregoing resolutions with the Registrar of Companies in and for the Cayman Islands. (the “Proposal One” or the “Redomiciliation Proposal”).
2.	By ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. (“Proposal Two” or the “Adjournment Proposal”).

[1]	If any proxy other than the Chief Executive Officer of the Company is preferred, strike out the words “the Chief Executive Officer of the Company or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
[2]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

Signature[3]:

Dated _______________, 2025

[3]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.